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                          [LETTERHEAD OF ABGENIX, INC.]

February 20, 2001

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Carol McGee, Esq.

     Re: Abgenix, Inc.
         Registration Statement on Form S-1, Sec File No. 333-49862
         ----------------------------------------------------------

Dear Ms. McGee:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Abgenix, Inc., a Delaware corporation (the "Registrant" or "we"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-49862, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on November 13, 2000.

     Pursuant to the Registration Statement, we proposed to register shares of our common stock to be issued upon the exchange or redemption of Special Shares of ImmGenics Pharmaceuticals, Inc. The Special Shares were issued in a "Plan of Arrangement" under Canadian law in connection with our acquisition of ImmGenics. The Special Shares' terms provided that if a registration statement was not declared effective by February 11, 2001, the holders of the Special Shares could put them to us, or our Canadian subsidiary, for cash. The Plan of Arrangement was reviewed and approved by a Canadian court. As has been the case with several similarly structured U.S.-Canadian acquisitions, our Registration Statement was filed subsequent to the date on which the original ImmGenics stockholders voted to approve the Plan of Arrangement, which the Commission's Staff did not approve. We then proposed to convert the registration to a resale registration and to rely on the Canadian court's fairness determination to form the basis of a Section 3(a)(10) exemption from our need to register the exchange. In pursuit of this objective, we obtained a supplemental order from the court clarifying that the fairness of the potential exchange was indeed reviewed and established in its initial order. However, the Commission's Staff determined that the
Section 3(a)(10) exemption was not available for the exchange. We have determined that no other exemption is available for the exchange.

     Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     If you have any questions regarding this matter, please call our counsel, Peter T. Healy, at (415) 984-8833.

     Thank you.

                                Sincerely,

                                Abgenix, Inc.

                                By: /s/ KURT W. LEUTZINGER
                                    ----------------------------------------
                                    Kurt W. Leutzinger
                                    Chief Financial Officer

cc:  Peter T. Healy, Esq.